UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 21, 2019

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On May 21, 2019, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its annual general meeting of shareholders.  The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 4: Adoption of the annual accounts for the financial year 2018.

ProQR shareholders approved the adoption of the annual accounts for the financial year 2018.

Agenda Item 5: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2018.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2018.

Agenda Item 6: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2018.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2018.

Agenda Item 7: Appointment of Supervisory Board members Theresa Heggie and Bart Filius.

ProQR shareholders approved the appointment of Supervisory Board members Theresa Heggie and Bart Filius.

Agenda Item 8: Amendment of compensation policy for the Management Board.

ProQR shareholders approved the amendment of compensation policy for the Management Board.

Agenda Item 9: Amendment of compensation principles for the Supervisory Board.

ProQR shareholders approved the amendment of compensation principles for the Supervisory Board.

Agenda Item 10: Appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2020.

ProQR shareholders approved the appointment of Deloitte Accountants B.V. as the Company’s external auditor for the financial year 2020.

Agenda Item 11: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 21, 2019	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer